Exhibit 99.6

Company	Wolseley PLC
TIDM	WOS
Headline	Annual Information Update
Released	12:24 19-Oct-05

RNS Number:8818S
Wolseley PLC
19 October 2005

Annual Information Update

In accordance with the requirements of Prospectus Rule 5.2, Wolseley plc submits its first annual information update, which refers to information that has been published or made available to the public over the 12 months ended 19 October 2005.

The information referred to in this announcement was up to date at the time the information was published and some information may now out of date.

Date of publication/filing	Description of information (1)	Where information was published (2)

1 October 2004	Form 88(2)	UK Companies House
4 October 2004	Form 88(2)	UK Companies House
7 October 2004	Directorate Change Announcement	London/New York Stock Exchanges
7 October 2004	Directors Shareholding Announcement	London/New York Stock Exchanges
7 October 2004	Directors Shareholding Announcement	London/New York Stock Exchanges
7 October 2004	Form 288(b)	UK Companies House
7 October 2004	Form 88(2)	UK Companies House
7 October 2004	Form 88(2)	UK Companies House
7 October 2004	Form 88(2)	UK Companies House
11 October 2004	Form 88(2)	UK Companies House
15 October 2004	Holding in Company Announcement	London/New York Stock Exchanges
19 October 2004	Annual Report and Accounts for the year ended 31 July 2004 and Notice of Annual General Meeting – Availability Announcement	London/New York Stock Exchanges
21 October 2004	Form 88(2)	UK Companies House
21 October 2004	Form 88(2)	UK Companies House
22 October 2004	Form 88(2)	UK Companies House
25 October 2004	Directors Shareholding Announcement	London/New York Stock Exchanges
25 October 2004	Form 88(2)	UK Companies House
29 October 2004	Form 6-K for the month of October 2004	US Securities and Exchange Commission
1 November 2004	Form 88(2)	UK Companies House
3 November 2004	Directors Shareholding Announcement	London/New York Stock Exchanges
5 November 2004	Directors Shareholding Announcement	London/New York Stock Exchanges
8 November 2004	Form 288(c)	UK Companies House
8 November 2004	Form 88(2)	UK Companies House
9 November 2004	Form 88(2)	UK Companies House
11 November 2004	Form 88(2)	UK Companies House
18 November 2004	AGM Statement	London/New York Stock Exchanges
18 November 2004	Result of AGM Announcement	London/New York Stock Exchanges
19 November 2004	Annual Report & Accounts for the year ended 31 July 2004	UK Companies House
19 November 2004	Special resolutions passed at AGM	UK Companies House
19 November 2004	Ordinary resolution passed at AGM	UK Companies House
18 November 2004	Form 20-F for the fiscal year ended 31 July 2004	US Securities and Exchange Commission
19 November 2004	Form 88(2)	UK Companies House
22 November 2004	Form S-8	US Securities and Exchange Commission
23 November 2004	Form 88(2)	UK Companies House
25 November 2004	Directors Shareholding Announcement	London/New York Stock Exchanges

27 November 2004	Form 88(2)	UK Companies House
30 November 2004	Holding in Company Announcement	London/New York Stock Exchanges
1 December 2004	Form 6-K for the month of November 2004	US Securities and Exchange Commission
1 December 2004	Form 288(c)	UK Companies House
3 December 2004	Directors Shareholding Announcement	London/New York Stock Exchanges
3 December 2004	Form 88(2)	UK Companies House
6 December 2004	Holding in Company Announcement	London/New York Stock Exchanges
8 December 2004	Holding in Company Announcement	London/New York Stock Exchanges
9 December 2004	Form 363a	UK Companies House
16 December 2004	Form 88(2)	UK Companies House
17 December 2004	Directors Shareholding Announcement	London/New York Stock Exchanges
17 December 2004	Form 88(2)	UK Companies House
20 December 2004	Form 88(2)	UK Companies House
21 December 2004	Form 288(c)	UK Companies House
21 December 2004	Form 88(2)	UK Companies House
4 January 2005	Form 6-K for the month of December 2004	US Securities and Exchange Commission
5 January 2005	Form 88(2)	UK Companies House
6 January 2005	Acquisition Announcement	London/New York Stock Exchanges
10 January 2005	Directors Shareholding Announcement	London/New York Stock Exchanges
11 January 2005	Announcement relating to Wolseley UK business expansion	London/New York Stock Exchanges
12 January 2005	Form 88(2)	UK Companies House
12 January 2005	Form 88(2)	UK Companies House
17 January 2005	Pre-Close Period Trading Statement for five months to 31 December 2004	London/New York Stock Exchanges
17 January 2005	Holding in Company Announcement	London/New York Stock Exchanges
21 January 2005	Form 88(2)	UK Companies House
21 January 2005	Form 88(2)	UK Companies House
24 January 2005	Form 88(2)	UK Companies House
25 January 2005	Directorate Changes Announcement	London/New York Stock Exchanges
27 January 2005	Form 88(2)	UK Companies House
27 January 2005	Form 88(2)	UK Companies House
31 January 2005	Form 88(2)	UK Companies House
31 January 2005	Form 6-K for the month January 2005	US Securities and Exchange Commission
1 February 2005	Holding in Company Announcement	London/New York Stock Exchanges
2 February 2005	Holding in Company Announcement	London/New York Stock Exchanges
2 February 2005	Form 288(c)	UK Companies House
7 February 2005	Form 288(a)	UK Companies House
7 February 2005	Form 288(b)	UK Companies House
10 February 2005	Acquisitions update Announcement	London/New York Stock Exchanges
21 February 2005	Form 88(2)	UK Companies House
28 February 2005	Form 6-K for the month of February 2005	US Securities and Exchange Commission
1 March 2005	Blocklisting – Six Monthly Return	London/New York Stock Exchanges
1 March 2005	Blocklisting – Six Monthly Return	London/New York Stock Exchanges
1 March 2005	Blocklisting – Six Monthly Return	London/New York Stock Exchanges
1 March 2005	Blocklisting – Six Monthly Return	London/New York Stock Exchanges
1 March 2005	Blocklisting – Six Monthly Return	London/New York Stock Exchanges
1 March 2005	Blocklisting – Six Monthly Return	London/New York Stock Exchanges
4 March 2005	Holding in Company Announcement	London/New York Stock Exchanges
4 March 2005	Form 88(2)	UK Companies House
21 March 2005	Interim Results Announcement for the period ended 31 January 2005	London/New York Stock Exchanges
21 March 2005	Announcement relating to North American Structure	London/New York Stock Exchanges
21 March 2005	Form 6-K dated 21 March 2005 with the interim results	US Securities and Exchange Commission
23 March 2005	Directors shareholding Announcement	London/New York Stock Exchanges
24 March 2005	Directors shareholding Announcement	London/New York Stock Exchanges
31 March 2005	Form 6-K for the month of March 2005	US Securities and Exchange Commission
1 April 2005	Directors shareholding Announcement	London/New York Stock Exchanges
1 April 2005	Form 88(2)	UK Companies House
4 April 2005	Form 88(2)	UK Companies House

5 April 2005	Interim Report for the period to 31January 2005 – Availability Announcement	London/New York Stock Exchanges
5 April 2005	Interim Report for the period to 31January 2005	US Securities and Exchange Commission
5 April 2005	Directors shareholding Announcement	London/New York Stock Exchanges
5 April 2005	Form 88(2)	UK Companies House
7 April 2005	Acquisition Update Announcement	London/New York Stock Exchanges
7 April 2005	Form 88(2)	UK Companies House
18 April 2005	Form 88(2)	UK Companies House
20 April 2005	Directors shareholding Announcement	London/New York Stock Exchanges
20 April 2005	Form 88(2)	UK Companies House
20 April 2005	Form 88(2)	UK Companies House
26 April 2005	Directors shareholding Announcement	London/New York Stock Exchanges
26 April 2005	Holding in Company Announcement	London/New York Stock Exchanges
26 April 2005	Form 88(2)	UK Companies House
27 April 2005	Analyst & Investor Site Visit Announcement	London/New York Stock Exchanges
29 April 2005	Directors shareholding Announcement	London/New York Stock Exchanges
29 April 2005	Form 6-K for the month of April 2005	US Securities and Exchange Commission
3 May 2005	Form 88(2)	UK Companies House
3 May 2005	Form 88(2)	UK Companies House
5 May 2005	Holding in Company Announcement	London/New York Stock Exchanges
6 May 2005	Form 88(2)	UK Companies House
9 May 2005	Form 88(2)	UK Companies House
11 May 2005	Form 88(2)	UK Companies House
13 May 2005	Form 88(2)	UK Companies House
18 May 2005	Form 88(2)	UK Companies House
24 May 2005	Form 88(2)	UK Companies House
24 May 2005	Form 88(2)	UK Companies House
31 May 2005	Form 6-K for the month of May 2005	US Securities and Exchange Commission
1 June 2005	Directors shareholding Announcement	London/New York Stock Exchanges
8 June 2005	Directors shareholding Announcement	London/New York Stock Exchanges
10 June 2005	Form 88(2)	UK Companies House
16 June 2005	Directors shareholding Announcement	London/New York Stock Exchanges
13 June 2005	Form 88(2)	UK Companies House
17 June 2005	Form 88(2)	UK Companies House
22 June 2005	Form 288c	UK Companies House
30 June 2005	Form 6-K for the month of June 2005	US Securities and Exchange Commission
6 July 2005	Form 88(2)	UK Companies House
15 July 2005	Form 88(2)	UK Companies House
18 July 2005	Form 88(2)	UK Companies House
18 July 2005	Trading Statement Announcement	London/New York Stock Exchanges
27 July 2005	Directors shareholding Announcement	London/New York Stock Exchanges
27 July 2005	Form 88(2)	UK Companies House
29 July 2005	Form 6-K for the month of July 2005	US Securities and Exchange Commission
29 July 2005	Form 88(2)	UK Companies House
1 August 2005	Form 88(2)	UK Companies House
9 August 2005	Form 88(2)	UK Companies House
26 August 2005	Form 288c	UK Companies House
26 August 2005	Form 88(2)	UK Companies House
31 August 2005	Form 6-K for the month of August 2005	US Securities and Exchange Commission
1 September 2005	Blocklisting – Six Monthly Return	London/New York Stock Exchanges
1 September 2005	Blocklisting – Six Monthly Return	London/New York Stock Exchanges
1 September 2005	Blocklisting – Six Monthly Return	London/New York Stock Exchanges
1 September 2005	Blocklisting – Six Monthly Return	London/New York Stock Exchanges
1 September 2005	Blocklisting – Six Monthly Return	London/New York Stock Exchanges
1 September 2005	Blocklisting – Six Monthly Return	London/New York Stock Exchanges
9 September 2005	Form 20-F/A for the fiscal year ended 31 July 2004	US Securities and Exchange Commission
19 September 2005	Holding in Company Announcement	London/New York Stock Exchanges
26 September 2005	Final Results	London/New York Stock Exchanges
26 September 2005	Directorate Change Anouncement	London/New York Stock Exchanges
26 September 2005	Form 6-K dated 26 September 2005 with the and preliminary statement and final results	US Securities Exchange Commission

26 September 2005	Form 88(2)	UK Companies House
27 September 2005	Additional listing	London/New York Stock Exchanges
30 September 2005	Form 6-K for the month of September 2005	US Securities and Exchange Commission
3 October 2005	Holding in Company Announcement	London/New York Stock Exchanges
10 October 2005	Holding in Company Announcement	London/New York Stock Exchanges
18 October 2005	Acquisition Update Announcement	London/New York Stock Exchanges
19 October 2005	Annual Report and Accounts for the year ended 31 July 2005 and Notice of Annual General Meeting – Availability Announcement	London/New York Stock Exchanges
19 October 2005	Private Placement Announcement	London/New York Stock Exchanges

Note 1

a.	Companies House forms – Descriptions of documents:

Form 88(2) – Return of Allotments of shares
Form 288a – Appointment of a Director/Secretary
Form 288b – Resignation of a Director/Secretary
Form 288c – Change of Details of a Director/Secretary
Form 363a – Annual Return

b.	US Securities and Exchange Commission forms – Descriptions of documents:

Form 6-K – Report of foreign private issuers pursuant to Rules 13a-16 or15d-16 of the Securities Exchange Act of 1934

Form 20-F – Annual and transition report of foreign private issuers pursuant to sections 13 or 15(d) of the Securities Exchange Act of 1934

Form 20-F/A – Amendment to Annual and transition report of foreign private issuers pursuant to sections 13 or 15(d) of the Securities Exchange Act of 1934

Form S-8 – Registration Statement under the Securities Act of 1933 (Securities to be offered to employees pursuant to employee benefit plans)

Note 2

Copies of all of the regulatory announcements can be found on company website, www.wolseley.com. Specific announcements can be downloaded from the relevant website addresses:

www.companieshouse.gov.uk
www.londonstockexchange.com
www.sec.gov

For further information, please contact:
Mark J White
Group Company Secretary & Counsel
0118 929 8700

This information is provided by RNS
The company news service from the London Stock Exchange

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